[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

October 21, 2015

VIA EDGAR, EMAIL AND FEDEX

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:    Ms. Amanda Ravitz

Re:  Hubbell Incorporated

Registration Statement on Form S-4

Submitted September 11, 2015

Registration No. 333-206898

Dear Ms. Ravitz:

On behalf of our client, Hubbell Incorporated (“Hubbell” or the “Company”), we are providing Hubbell’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to the letter dated October 8, 2015 (the “Comment Letter”) regarding the above-captioned Registration Statement on Form S-4 filed by Hubbell on September 11, 2015 (together with all amendments, the “Registration Statement”).

Concurrently with this letter, Hubbell is filing via the EDGAR system an amendment to the Registration Statement (“Amendment No. 1”). Supplementally, Hubbell is delivering to the Staff five copies of a version of Amendment No. 1 that has been marked by the financial printers to show the changes since the filing of the Registration Statement on September 11, 2015. Each of the pages referenced in the responses below corresponds to the page numbers in the preliminary proxy statement/prospectus forming a part of Amendment No. 1. Terms not otherwise defined in this letter have the meanings set forth in Amendment No. 1.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

1.

It appears that the reclassification of Class A Common Stock is a Rule 13e-3 transaction, as defined in Rule 13e-3(a)(3) of the Securities Exchange Act of 1934. In this regard, we note that the common stock has different voting rights from the Class A Common Stock and that Class A Common Stock holders will receive a combination

Ms. Amanda Ravitz

United States Securities and Exchange Commission

October 21, 2015

of cash and stock. Please file a Schedule 13E-3 for the Class A Common Stock reclassification, and take such other steps as necessary to comply with Rule 13e-3, or advise.

Response: In response to the Staff’s comment, the Company has filed, concurrently with the filing of Amendment No. 1 and dated as of the date hereof, a Transaction Statement on Schedule 13E-3. Amendment No. 1 also amends the Registration Statement to comply with the disclosure requirements of Rule 13e-3 and Schedule 13E-3, including, among others changes, the addition of a “Special Factors” section beginning on page 14 of Amendment No. 1.

Although the Company has determined to comply with Rule 13e-3 with respect to the Class A Common Stock, the Company respectfully submits that Bessemer Trust Company, N.A. (“Bessemer” or the “Trustee”) is not is not an affiliate of the Company for purposes of the requirements of Rule 13e-3 applicable to affiliates.

Rule 13e-3 defines an “affiliate” of an issuer to be a person that “directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” (Rule 13e-3(a)(1)). The determination of whether a person controls an issuer “depends on all of the facts and circumstances” surrounding a proposed going private transaction. (Rel. No. 16075, Aug. 2, 1979). The concept of control is “broader than the ownership of any specific percentage of securities.” (Rel. No. 34-17719, April 13, 1981). An acquirer may be an affiliate of the issuer for purposes of Rule 13e-3 if “there is the ability, directly or indirectly, to direct or cause the direction of the management and policies of [the issuer], whether through the ownership of voting securities, by contract or otherwise.” (Rule 12b-2; Rel. No. 34-17719, April 13, 1981).

A.	Background Considerations

Bessemer serves as the trustee of the Louie E. Roche Trust and the Harvey Hubbell Trust, which, based Bessemer’s representations in the Reclassification Agreement, beneficially own 2,078,020 and 1,410,440 shares of the Company’s Class A Common Stock, respectively. Prior to the appointment of Bessemer as trustee of the Trusts, the predecessor trustees had been directors and/or officers of the Company. In 2008, a beneficiary of the Trusts filed a suit in Connecticut state court alleging inter alia that the predecessor trustees had a conflict of interest between their service as trustees of the Trusts and their duties to the Company. Bessemer has informed the Company that, as part of a settlement of the litigation, the parties agreed to appoint an independent trustee and mutually agreed that Bessemer would serve as the successor trustee to the Trusts. As Bessemer has previously disclosed, it was appointed as trustee in June 2014 pursuant to the settlement of the litigation. The Company is not a party to the Trust agreements, which establish Bessemer’s rights and obligations vis-à-vis the beneficiaries of the Trusts, but grant no rights vis-à-vis the Company. Bessemer is independent of, and has no affiliation with, the Company. Based on publicly available information about Bessemer, it is a privately owned and independent multifamily office that has served individuals and families for

Ms. Amanda Ravitz

United States Securities and Exchange Commission

October 21, 2015

more than 100 years, providing investment management and wealth planning services. Maintaining the integrity of its independence is vital to Bessemer’s professional reputation and the execution of its business plan.

B.	Interactions between Bessemer and the Company

No officer, director or employee of Bessemer or any beneficiary of the Trusts serves as a director or officer of the Company. Bessemer has no right to cause the election of any directors or officers of the Company through its ownership interest or by contract. Bessemer has never made a shareholder proposal or director nomination, and there is no shareholder agreement in place.

The Reclassification was negotiated between Bessemer and the Company on an arm’s length basis, with both parties represented by separate outside counsel and financial advisors. Bessemer has confirmed that it has never had access to any material non-public information of the Company and never executed a nondisclosure agreement that would facilitate the sharing of such information. Prior to the negotiation related to the Reclassification, Bessemer only met with the members of the Company’s management team on two occasions. Those discussions were limited to publicly available information, consistent with the Company’s investor relations practices and in accordance with Regulation FD.

C.	Structural Considerations regarding the Company’s Corporate Governance

Bessemer believes that the only means through which it could conceivably impact the governance of the Company is through the rights associated with its ownership of shares of the Company’s Class A Common Stock. Bessemer has represented in the Reclassification Agreement that it currently owns only 6% of the equity of the Company, and, like all other shareholders, that will be unchanged in the Reclassification. The Company’s Class A Common Stock has super-voting rights, and Bessemer, therefore, currently controls 36% of the Company’s the total voting power. Accordingly, Bessemer may prevent stockholder approval of a transaction such as a merger or share exchange, which requires the affirmative vote of at least two-thirds of the voting power of each of the Class A Common Stock and the Class B Common Stock. (C.G.S.A. §33-817(9)). The ability to prevent an action, however, does not constitute affirmative control absent other factors.

Bessemer could unilaterally call a special meeting of the Company’s shareholders. Bessemer has never done so, but this right is available to shareholders holding 10% or more of the Company’s voting power. (Article I, Section 3 of the Company’s By-Laws). Having called a meeting, however, Bessemer could not unilaterally force any corporate action. Moreover, the mere fact of being able to call a special meeting should not, absent other factors, be deemed to confer control sufficient to warrant “affiliate” status under Rule 13e-3. For example, an increasing number of public companies now give stockholders a right to call a special meeting, and, even in companies with concentrated institutional ownership, this right does not prevent institutional investors from claiming passive investor status for purposes of Schedule 13G.

Ms. Amanda Ravitz

United States Securities and Exchange Commission

October 21, 2015

The above facts and circumstances indicate that Bessemer is not able to control and direct the policies of the Company merely as a result of its shareholdings. As a result, the Company respectfully submits that Bessemer should not be considered an affiliate of the Company for purposes of the requirements of Rule 13e-3 applicable to affiliates.

2.	We note your statement on this page that U.S. holders generally will not recognize gain or loss upon the exchange of shares of Class B Common Stock for shares of common stock. Please file a tax opinion as required by Item 601(b)(8) of Regulation S-K. Refer to Section III.A.2 of Staff Legal Bulletin No. 19 (CF).

Response: In response to the Staff’s comment, the Company has filed a tax opinion of Wachtell, Lipton, Rosen & Katz as Exhibit 8.1 to Amendment No. 1, and has revised the disclosures on pages 12, 40, 67 and 68.

*        *        *         *        *

Ms. Amanda Ravitz

United States Securities and Exchange Commission

October 21, 2015

Please feel free to contact Joshua R. Cammaker ((212) 403-1331; JRCammaker@wlrk.com) or John L. Robinson ((212) 403-1056; JLRobinson@wlrk.com) with any further comments or questions relating to the foregoing.

Sincerely,

/s/ Joshua R. Cammaker
Joshua R. Cammaker

cc:	An-Ping Hsieh, Hubbell Incorporated
John L. Robinson, Wachtell, Lipton, Rosen & Katz

Encl.